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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT SEC
FORM X-17A-5
PART III

Mail Processing
Section

FEB 25 2014

Washington DC
404

SEC FILE NUMBER
8-68697



14045878

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/13_____AND ENDING_____12/31/13_____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **G.distributors, LLC**

OFFICIAL USE ONLY
155071
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Corporate Center
                                          (No. and Street)

Rye   **NY**   **10580-1422**
         (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diane M. LaPointe   **(914) 921-7763**

                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
                      (Name – if individual, state last, first, middle name)

Two World Financial Center   **New York**   **NY**   **10281**
         (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



Potential persons who are to respond to the collection of
information contained in this form are not required to respond
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SEC 1410 (06-02)

STATE OF .....*New York*.....

COUNTY OF .....*Westchester*.....

OATH OR AFFIRMATION

I, __Diane M. LaPointe__, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __G.distributors, LLC__ , as of __December 31, 2013__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

__Financial & Operations Principal__
Title

Notary Public

G.distributors, LLC
(A Wholly-owned Subsidiary of GAMCO Investors, Inc.)
(SEC I.D. No. 8-68697)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

G.distributors, LLC
(A Wholly-owned Subsidiary of GAMCO Investors, Inc.)

Statement of Financial Condition

December 31, 2013

Contents

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of
G.distributors, LLC
Rye, New York

We have audited the accompanying statement of financial condition of G.distributors, LLC (the "Company") (a wholly-owned subsidiary of GAMCO Investors, Inc.) as of December 31, 2013, and the related notes (the "financial statement") that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Member of
Deloitte Touche Tohmatsu

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of G.distributors, LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 24, 2014

G.distributors, LLC
(A Wholly-owned Subsidiary of GAMCO Investors, Inc.)

Statement of Financial Condition

December 31, 2013

Assets

Cash and cash equivalents	$	10,314,110
Distribution fees receivable		4,545,990
Deferred sales commissions		2,599,245
Income taxes receivable (including net deferred taxes of $1,691,830 and receivable from parent of $16,051)		1,710,062
Fixed assets, net of accumulated depreciation of $3,846		10,416
Goodwill		213,000
Other assets		236,223
Total assets	$	19,629,046

Liabilities and member's capital

Compensation payable	$	1,974,093
Distribution costs payable		3,699,111
Income taxes payable (including payable to parent of $328,649)		334,642
Payables to affiliates		151,225
Accrued expenses and other liabilities		313,204
Total liabilities		6,472,275

Member's capital:		
Additional paid-in capital		9,903,153
Retained earnings		3,253,618
Total member's capital		13,156,771
Total liabilities and member's capital	$	19,629,046

See accompanying notes.

G.distributors, LLC
(A Wholly-owned Subsidiary of GAMCO Investors, Inc.)

Notes to Statement of Financial Condition

December 31, 2013

A. Organization and Business Description

G.distributors, LLC (the "Company") (the "Distributor") is a wholly-owned subsidiary of GAMCO Investors, Inc. (the "Parent") ("GBL"). The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is regulated by the Financial Industry Regulatory Authority ("FINRA").

The Company's revenues are derived from the distribution of Gabelli, GAMCO, and TETON mutual funds ("Funds" or "Fund") advised by Gabelli Funds, LLC and Teton Advisors, Inc. Gabelli Funds, LLC is a subsidiary of GBL, and Teton Advisors, Inc. is majority-owned by GGCP Holdings LLC, which is also the majority shareholder of GBL.

The Company distributes the Funds pursuant to distribution agreements with each Fund. Under each distribution agreement with a Fund, the Company offers and sells such Fund shares on a continuous basis and pays:

- all of the costs of marketing and selling the shares, including printing and mailing prospectuses and sales literature,
- advertising and maintaining sales and customer service personnel and sales and services fulfillment systems,
- and payments to the sponsors of third-party distribution programs, financial intermediaries and the Company's sales personnel.

The Company receives fees for such services pursuant to distribution plans adopted under provisions of Rule 12b-1 ("12b-1") of the Investment Company Act of 1940 ("Investment Company Act"). The Company is the principal underwriter for the Funds which are distributed in multiple classes of shares of which class A shares carry a front-end sales charge.

G.distributors, LLC
(A Wholly-owned Subsidiary of GAMCO Investors, Inc.)

Notes to Statement of Financial Condition (continued)

December 31, 2013

A. Organization and Business Description (continued)

Under the distribution plans, the Funds' Class AAA shares (except The Gabelli U.S. Treasury Money Market Fund, Gabelli Capital Asset Fund and The Gabelli ABC Fund) and the Class A and V shares of various Funds pay the Company a distribution or service fee of .25% per year (except the Class A shares of the TETON Westwood Funds and Gabelli Enterprise Mergers & Acquisitions Fund which pay .50% and .45% per year, respectively, and the TETON Westwood Intermediate Bond Fund which pays .35% per year) on the average daily net assets of the fund. Class B and Class C shares have a 12b-1 distribution plan with a service and distribution fee totaling 1%. The Company's distribution agreements with the Funds may continue in effect from year to year only if specifically approved at least annually by (i) each Fund's Board of Directors or Trustees or (ii) each Fund's shareholders and, in either case, the vote of a majority of each Fund's Directors or Trustees who are not parties to the agreement or "interested persons" of any such party, within the meaning of the Investment Company Act. Each Fund may terminate its distribution agreement at any time upon 60 days' written notice by (i) a vote of the majority of its directors or trustees cast in person at a meeting called for the purpose of voting on such termination or (ii) a vote at a meeting of shareholders of the lesser of either 67% of the voting shares represented in person or by proxy or 50% of the outstanding voting shares of such Fund. Each distribution agreement automatically terminates in the event of its assignment, as defined in the Investment Company Act. The Company may terminate a distribution agreement without penalty upon 60 days' written notice.

The Company's principal market is in the United States.

B. Significant Accounting Policies

Cash and Cash Equivalents

The Company's investments in an affiliated money market mutual fund meet the criteria to qualify as cash equivalents.

Distribution Fees Receivable and Distribution Costs Payable

Distribution plan fees are computed daily based on average net assets of each Fund and accrued for during the period in which they are earned. Distribution costs are accrued as they are incurred, computed daily based on average net assets of each Fund, and paid to the sponsors of third-party distribution programs and financial intermediaries.

G.distributors, LLC
(A Wholly-owned Subsidiary of GAMCO Investors, Inc.)

Notes to Statement of Financial Condition (continued)

December 31, 2013

B. Significant Accounting Policies (continued)

Goodwill

Goodwill is initially measured as the excess of the cost of the acquired business over the sum of the amounts assigned to assets acquired less the liabilities assumed. Goodwill is tested for impairment at least annually and whenever certain triggering events are met. In assessing the recoverability of goodwill, the Company performed a qualitative assessment of whether it was more likely than not that an impairment had occurred and concluded that a quantitative analysis was not required. No impairment was recorded during 2013.

Deferred Sales Commissions

Sales commissions paid to broker-dealers in connection with the sale of certain classes of shares of the Funds are generally capitalized and amortized over 1 year, based upon the period of time during which deferred sales commissions are expected to be recovered from distribution plan payments received from those Funds and from contingent deferred sales charges received from shareholders of those Funds upon redemption of their shares. Distribution plan payments received from these Funds are recorded in revenue as earned. Contingent deferred sales charges received from redeeming shareholders of these Funds are generally applied to reduce the Company's unamortized deferred sales commission assets. Should the Company lose its ability to recover such sales commissions through distribution plan payments and contingent deferred sales charges, the value of these assets would immediately decline, as would future cash flows.

The Company evaluates the carrying value of its deferred sales commission asset for impairment at least annually, or more often should events warrant, using a discounted cash flow method. There was no impairment charge in 2013.

Fixed Assets

Fixed assets are recorded at cost and depreciated using the straight-line method over their estimated useful lives of four years.

G.distributors, LLC
(A Wholly-owned Subsidiary of GAMCO Investors, Inc.)

Notes to Statement of Financial Condition (continued)

December 31, 2013

B. Significant Accounting Policies (continued)

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the Statement of Financial Condition. Under this method, deferred tax assets and liabilities are determined based on the differences between the Statement of Financial Condition and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income tax expense in the period that includes the enactment date of the change in tax rate.

The Company records net deferred tax assets to the extent we believe these assets will more likely than not be realized. A valuation allowance would be recorded to reduce the carrying value of deferred tax assets to the amount that is more likely than not to be realized. In making such a determination of whether a valuation allowance is necessary, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. In the event the Company were to determine that the Company would be able to realize the Company's deferred income tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions in accordance with Accounting Standards Codification Topic 740 on the basis of a two-step process whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement with the related tax authority. Accrued interest and penalties on uncertain tax positions are included within accrued expenses and other liabilities on the Statement of Financial Condition.

Fair Values of Financial Instruments

The carrying amounts of all financial instruments in the Statement of Financial Condition approximate their fair values.

Financial Accounting Standards Board ("FASB") guidance defines fair value, establishes a framework for measuring fair value and requires disclosures about fair value measurements.

G.distributors, LLC
(A Wholly-owned Subsidiary of GAMCO Investors, Inc.)

Notes to Statement of Financial Condition (continued)

December 31, 2013

B. Significant Accounting Policies (continued)

Fair Values of Financial Instruments (continued)

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy. The levels of the fair value hierarchy and their applicability to the Company are described below:

- Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 1 assets include cash equivalents.
- Level 2 inputs utilize inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.
- Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. Investments are transferred into and out of any level at their beginning period values.

The valuation process and policies reside with the financial reporting and accounting group which reports to the Chief Financial Officer of GBL. The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized as Level 3. There were no Level 2 or 3 financial instruments held by the Company as of and during the year ended December 31, 2013.

Cash equivalents – Cash equivalents consist of an affiliated money market mutual fund, which is invested solely in U.S. Treasuries. Cash equivalents are valued using quoted market prices. Accordingly, cash equivalents are categorized in Level 1 of the fair value hierarchy.

G.distributors, LLC
(A Wholly-owned Subsidiary of GAMCO Investors, Inc.)

Notes to Statement of Financial Condition (continued)

December 31, 2013

B. Significant Accounting Policies (continued)

Use of Estimates

The Company's Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Recent Accounting Developments

In December 2013, the FASB issued ASU 2013-12, *Definition of a Public Business Entity*, which defines the term "public business entity." It defines a public business entity as any entity required to file or furnish financial statements to the U.S. Securities and Exchange Commission (SEC) or does file or furnish financial statements (including voluntary filers) with the SEC or who files or furnishes financial statements with a regulatory agency other than the SEC. Accordingly, since the Company is required to file monthly and quarterly financial statements with FINRA and annual statements with the SEC, it is deemed a public business entity under the definition promulgated by this ASU. The definition of a public business entity will be used in considering the scope of new financial guidance and will identify whether the guidance does or does not apply to the Company. ASU 2013-12 does not contain an effective date but requires entities to apply the definition of a public business entity in connection with its adoption of the first new ASU that uses the term. The Company adopted the guidance for its fiscal year ended December 31, 2013 and does not anticipate that this adoption will have a material impact on the Company.

C. Related Party Transactions

At December 31, 2013, the Company had an investment of $10,314,110 in The Gabelli U.S. Treasury Money Market Fund advised by Gabelli Funds, LLC, which is an affiliate of the Company. The amount is recorded in cash and cash equivalents in the Statement of Financial Condition.

As the Distributor, the Company incurs certain promotional and distribution costs, which are expensed as incurred, related to the sale of Fund shares, for which it receives a fee from said Funds. The Company has distribution fees receivable from affiliates of $4,545,990 at December 31, 2013. These fees were collected in January 2014.

G.distributors, LLC
(A Wholly-owned Subsidiary of GAMCO Investors, Inc.)

Notes to Statement of Financial Condition (continued)

December 31, 2013

C. Related Party Transactions (continued)

On July 27, 2011, the Company entered into a selected dealer and shareholder servicing agreement ("Distribution Agreement") with G.research, an affiliated company. Pursuant to the Distribution Agreement, the Company records distribution costs related to certain ongoing client relationships for which G.research is the broker of record.

Sales commissions paid to broker-dealers in connection with the sale of certain classes of Funds advised by Teton Advisors, Inc. ("Teton") are paid by Teton. The Company pays distribution fees to Teton for those Class A and Class C shares on which Teton has paid these advanced sales commissions. This compensates Teton with the distribution fees revenue stream received by the Company on these shares allowing Teton to recover some or all of its advanced sales commission cost.

The Company receives sales charges as the Distributor of certain Funds advised by Gabelli Funds, LLC and Teton Advisors, Inc. At December 31, 2013, sales charges and underwriting fees receivable of $128,211 are included in other assets. These fees were collected in January 2014.

The Company pays GBL a management fee equal to 20% of the Company's year-to-date pretax profits before consideration of this fee. The Company also pays or receives from GBL the amount of its portion of GBL's consolidated current tax expense or benefit, respectively. See Note F for details.

On December 5, 1997, GBL entered into a fifteen-year lease, originally scheduled to expire on April 30, 2013, of office space at 401 Theodore Fremd Ave, Rye, NY from M4E, LLC, an entity owned by the adult children of the GBL Chairman. On September 15, 2008, GBL modified and extended this lease to December 31, 2023, and on June 11, 2013, GBL further modified and extended this lease to December 31, 2028.

D. Fair Value

The following table presents information about the Company's assets and liabilities by major categories measured at fair value on a recurring basis as of December 31, 2013 and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value:

Assets Measured at Fair Value on a Recurring Basis as of December 31, 2013

Assets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2013
Cash equivalents	$ 10,314,110	$ -	$ -	$ 10,314,110
Total assets at fair value	$ 10,314,110	$ -	$ -	$ 10,314,110

There were no transfers between any levels during 2013.

E. Retirement Plan

The Company participates in GBL's incentive savings plan (the "Plan"), covering substantially all employees. Company contributions to the Plan are determined annually by management of the Company and GBL's Board of Directors but may not exceed the amount permitted as a deductible expense under the Internal Revenue Code.

F. Income Taxes

The Company is included in the consolidated U.S. federal and certain state and local income tax returns of GBL. The Company's federal and certain state and local income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit is either remitted to or received from GBL.

F. Income Taxes (continued)

The Company has a net deferred tax asset of $1,691,830 related primarily to the deferred tax asset associated with the transfer of the mutual fund distribution business from G.research to the Company which was effective August 1, 2011 and other timing differences in the recognition of income and expenses for tax and financial reporting purposes. The deferred expense associated with the sale of G.research's mutual fund distribution business to the Company will be recognized on a book basis if and when the business is dissolved or sold to an unaffiliated entity. On a tax basis, the deferred expense is amortized over fifteen years which gives rise to the timing difference. The Company assesses available positive and negative evidence to estimate if it will more-likely-than-not use deferred tax assets including certain tax credits and net operating loss carryovers. Management has determined that sufficient positive evidence exists as of December 31, 2013 to conclude that it is more likely than not that net deferred tax assets of $1,691,830 are realizable, and no valuation allowance is required.

As of December 31, 2013, the Company's gross unrecognized tax benefits which relate to uncertain tax positions were $58,328, of which $37,913, if recognized, would affect the Company's effective tax rate. The Company continues to recognize both interest and penalties with respect to unrecognized tax benefits as income tax expense. The Company had accrued a liability of $6,306 for interest and penalties as of December 31, 2013. These amounts are included in accrued expenses and other liabilities on the Statement of Financial Condition.

As of December 31, 2013, management has not identified any potential subsequent events that could have a significant impact on unrecognized tax benefits within the next twelve months. The Company is subject to income tax examination by the Internal Revenue Service for federal and any state tax returns for 2011 and after.

G. Guarantees, Contingencies, and Commitments

The Company has entered into arrangements with various other third parties, many of which provide for indemnification of the third parties against losses, costs, claims and liabilities arising from the performance of the Company's obligations under the agreements. The Company has had no claims or payments pursuant to these or prior agreements, and management believes the likelihood of a claim being made is remote. Therefore, an accrual has not been made in the Statement of Financial Condition.

G.distributors, LLC
(A Wholly-owned Subsidiary of GAMCO Investors, Inc.)

Notes to Statement of Financial Condition (continued)

December 31, 2013

G. Guarantees, Contingencies, and Commitments (continued)

From time to time, the Company is named in legal actions and proceedings. These actions may seek substantial or indeterminate compensatory as well as punitive damages or injunctive relief. The Company is also subject to governmental or regulatory examinations or investigations. The examinations or investigations could result in adverse judgments, settlements, fines, injunctions, restitutions or other relief. The Company cannot predict the ultimate outcome of such matters. The Statement of Financial Condition includes the necessary provisions for losses that the Company believes are probable and estimable. Furthermore, the Company evaluates whether there exists losses which may be reasonably possible and, if material, makes the necessary disclosures. Such amounts, both those that are probable and those that are reasonably possible, are not considered material to the Company's financial condition.

H. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company computes its net capital under the alternative method as permitted by the Rule, which requires that minimum net capital be the greater of $250,000 or 2% of the aggregate debit items in the reserve formula for those broker-dealers subject to Rule 15c3-3. The Company is exempt from Rule 15c3-3 pursuant to paragraph (k)(1) of that rule which exempts limited businesses (mutual funds and/or variable annuities only). These requirements also provide that equity capital may not be withdrawn, advances to affiliates may not be made or cash dividends paid if certain minimum net capital requirements are not met. The Company had net capital, as defined, of $3,763,764 exceeding the required amount of $250,000 by $3,513,764 at December 31, 2013. There were no subordinated borrowings at any time during the year ended December 31, 2013.

G.distributors, LLC
(A Wholly-owned Subsidiary of GAMCO Investors, Inc.)

Notes to Statement of Financial Condition (continued)

December 31, 2013

I. Regulatory Developments

On July 30, 2013, the SEC voted to adopt amendments to the broker-dealer net capital rule (Rule 15c3-1), customer protection rule (Rule 15c3-3), books and records rules (Rules 17a-3 and 17a-4) and notification rule (Rule 17a-11). These amendments were to become effective on October 21, 2013. On October 16, 2013, however, the SEC provided an extension of the effective date for broker-dealers from the requirements of certain of the amendments to the broker-dealer financial responsibility rules. The extension was provided at the request of various brokers-dealers for whom the 60 day window posed a challenge to properly implement the changes. The effective date for those amendments is now March 3, 2014. The amendments with extended effective dates are as follows:

- o Relief was granted for changes to Rule 15c3-3(j)(2) which discusses new requirements regarding free credit balances in customer accounts.
- o Relief was granted for changes to Rule 17a-3(a)(23) which requires broker-dealers to completely and accurately document their market, credit and liquidity risk management controls.
- o As a result of the above changes to Rule 15c3-3, the old PAIB rules are in effect until March 3, 2014, which require that a signed agreement between a carrying broker and introducing broker exist in order for the introducing brokers assets held by the carrying broker are considered allowable (Rule 15c3-3(a)(16)). Consistent with that, changes associated with paragraph (c)(2)(iv)(E)(2) of Rule 15c3-1 have been delayed as well until the new PAIB rules become effective.

The following amendments became effective on October 21, 2013:

- o SEC Rule 15c3-3(j)(1) which requires that broker-dealers notify customers of the amount due to them by a broker-dealer and that the funds are payable upon demand to the customer
- o New requirements of Rule 15c3-1 (net capital rule). The amended net capital rule deems that deductions from net capital shall include capital contributions repayable on demand or within one year, broker-dealer liabilities assumed by a third party, if the third party relies upon the broker-dealer's income or assets to satisfy these obligations, and the amount by which fidelity bond deductibles exceed applicable limits.

G.distributors, LLC
(A Wholly-owned Subsidiary of GAMCO Investors, Inc.)

Notes to Statement of Financial Condition (continued)

December 31, 2013

I. Regulatory Developments (continued)

o New requirements of Rule 17a-11 (notification rule). Clients must be notified, at least quarterly, that their money market shares or bank deposit balances may be liquidated upon request. Furthermore, for accounts opened on or after March 3, 2014, broker-dealers that offer sweep programs will be required to obtain client consent to participate in a sweep program and provide enhanced disclosures to customers on the terms and conditions of the sweep program.

As a limited business (mutual funds and/or variable annuities only) broker-dealer who does not carry customer accounts, many of the above amendments do not apply to the Company. The requirements with regard to the computation of net capital are applicable to the Company and will be considered going forward if and when the new requirements impact the Company's computation. However, the net capital amendment is not currently applicable to the Company.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

February 24, 2014

To the Member of
G.distributors, LLC
Rye, New York

In planning and performing our audit of the financial statements of G.distributors, LLC (the "Company") (a wholly-owned subsidiary of GAMCO Investors, Inc.) as of and for the year ended December 31, 2013 (on which we issued our report dated February 24, 2014 and such report expressed an unmodified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP